Innovate·Adapt·Excel

FILE NO.
82 - 34708

April 25, 2003

VIA FEDERAL EXPRESS

PROCESSED
JUN 11 2003
THOMSON FINANCIAL



03 APR 29 AM 7:21

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V. / File No. 82-34708
Additional Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following document represents additional material being submitted in respect of the Company's File No. 82-34708:

- Press Release titled: "Search Software America Provides Identity Screening Software for CSC's PATRIOT Protector Service", dated April 22, 2003.

By providing the foregoing information, the Company is not admitting that such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Very truly yours,





Richard V. Zolezzi
Senior Vice President and
General Counsel

encl/
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(5th subm) 4-25-03fdx.com


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Search Software America Provides Identity Screening Software for CSC's PATRIOT Protector Service

GREENWICH, CT (Apr 22, 2003) -

Search Software America's (SSA) powerful Identity Systems (IDS) software solution has been selected by Computer Sciences Corporation (NYSE: CSC) for incorporation in its PATRIOT Protector Service, which helps financial services firms comply with U.S. counterterrorism regulations.

CSC's PATRIOT Protector is a managed, application-hosted Web service that matches identities against the Office of Foreign Assets Control (OFAC) list of Specially Designated Nationals and Blocked Persons. All U.S. financial services organizations must now check customer and vendor names against the OFAC list. Financial institutions, broker/dealers and life and annuity insurers must also comply with the USA PATRIOT Act anti-money laundering (AML) and suspicious activity reporting (SAR) provisions. Using SSA's IDS software, PATRIOT Protector provides robust identity verification, an audit trail for proof of compliance and features to streamline match resolution. It is designed to expand to meet future counterterrorism requirements and provides a base for advanced fraud detection. PATRIOT Protector is hosted by CSC's eHub, a state-of-the-art managed services facility, featuring the highest levels of security and maintenance support available.

SSA's IDS product provides high-quality on-line and batch search, matching, duplicate discovery and relationship linking for all types of identification data stored in relational databases (DB2/UDB, Oracle, and SQL Server). It builds and transparently maintains high-performance fuzzy indexes without changes to existing application programs. Custom search clients can be developed using the easy-to-use Identity Search ServerTM API. IDS can be configured for use on operational systems or to build searchable data repositories; it can be used on stand-alone systems or to integrate multiple databases/systems into a centralized search index. Using the SSA-NAME3 Algorithms, already in use in over 400 organizations worldwide, IDS overcomes the unavoidable variation, spelling, keying, and word sequence errors in names, addresses and identity data; regardless of country, language or character set. Aliases, compound names, dates of birth, prior addresses, multiple identity and phone numbers are supported. Data can be formatted or unformatted and does not require standardization, cleaning or enhancement. IDS is targeted for use in large scale systems or critical search applications.

SSA provides its software products and services via direct sales to commercial and government organizations, strategic alliances, systems integrators, OEMs and VAR channels.

"We were looking for identity screening software that could meet the critical requirements of this system," said Joe Jensen, executive vice president of CSC's Financial Services Group. "Having already used the SSA-NAME3 product in another CSC package, we knew that this was best-of-breed search and matching technology. The Identity Systems product made it easier for us to integrate the SSA-NAME3 Algorithms into PATRIOT Protector, and in the future will enable us to more easily extend the search facility into other products and services".

"We are thrilled to help CSC advance its capabilities in servicing its financial services customers and to help its customers lower the risk of doing business," said Michael Dunkerley, vice president of Core Technology and Marketing, SSA. "The flexibility of our software to handle names and addresses from any country, regardless of the quality or format, makes it highly suitable for critical identity screening solutions."

About CSC

Founded in 1959, Computer Sciences Corporation is one of the world's leading information technology (IT) services companies. CSC's mission is to provide customers in industry and government with solutions crafted to meet their specific challenges and enable them to profit from the advanced use of technology. With approximately 90,000 employees, including more than 26,000 from the company's March 7, 2003 acquisition of DynCorp, CSC provides innovative solutions for customers around the world by applying leading technologies and CSC's own advanced capabilities. These include systems design and integration; IT and business process outsourcing; applications software development; Web and application hosting; and management consulting. Headquartered in El Segundo, Calif., CSC reported revenue of $11.3 billion for the 12 months ended Dec. 27, 2002.For more information, visit the company's Web site at www.csc.com.

About Search Software America

Search Software America (SSA), a division of SPL WorldGroup, is a privately held company with operations in the US, UK, Australia and South America. SSA develops and markets international software products that significantly enhance an organization's ability to search, find, match and group identity data within their computer systems and network databases. With more than 15 years of experience, SSA has built a remarkable client roster in excess of 500 customers including AT&T, Barclays, Equifax, GE Capital, UNISYS, VISA, The Hartford, Zurich Financial Services as well as many State and Federal Government bodies.

For additional information:

Contact: Michael Dunkerley
Search Software America

Tel: 61-2-8904 9936

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